SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2010, incorporated by reference herein:
Exhibit
99.1     Release dated February 11, 2010, entitled “REPORT TO SHAREHOLDERS FOR THE
            QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2009“.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February15, 2010                                     By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and six months ended 31 December 2009
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 • JSE share code: DRD
• ISIN: ZAE 000058723 Issuer code:DUSM • NASDAQ trading symbol:DROOY ("DRDGOLD" or "the company")
KEY FEATURES FOR THE QUARTER
Gold production up 4%
Cash operating unit cost in Rands down 8%
Operating profit of R87.4 million
DRDGOLD agrees to sell 60% of Blyvoor
GROUP RESULTS
REVIEW OF OPERATIONS
Quarter
Quarter
%
Quarter
6 months to
6 months to
6 months to
Group
Dec 2009 Sep 2009 Change Dec 2008 31 Dec 2009
30 June 2009
31 Dec 2008
Gold production oz 59 866 57 292 4 60 057 117 158 116 772 130 918 kg 1 862 1 782 4 1 868 3 644 3 632 4 072
Gold production sold oz 59 866 59 864 – 60 057 119 730 114 231 130 918 kg 1 862 1 862 – 1 868 3 724 3 553 4 072
Cash operating costs US$ per oz 925 968 4 654 946 753 709
ZAR per kg 223 653 243 684 8 217 839 233 448 223 458 202 212
Gold price received US$ per oz 1 106 950 16 769 1 028 908 821
ZAR per kg 268 302 239 098 12 255 213 253 700 269 429 234 150
Capital expenditure US$ million 4.2 8.2 49 9.2 12.4 20.1 18.3
ZAR million 30.9 64.2 52 91.8 95.1 183.1 162.0
STOCK
Issued capital
380 985 641 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
401 410 154
Stock traded
JSE
NASDAQ*
Average volume for the quarter per day ('000) 1 022 2 924
% of issued stock traded (annualised) 70 200
Price • High R5.79 $0.805
• Low R3.47 $0.445
• Close R5.01 $0.684
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

DRDGOLD LIMITED Shareholder Report 2009
Overview
Dear shareholder
Safety, health and environment
Crown Gold Recoveries (Pty) Limited (“Crown”) recorded a fatal accident during the quarter under review. Mr T.I
Ndlangamandla, a fitter, was killed while performing routine maintenance at the Knights Plant. Blyvooruitzicht Gold
Mining Company Limited (“Blyvoor”) completed a full calendar year of operations without a fatality but shortly before the release of this report, on 3 February 2010, Mr R.M. Manhica died in a conveyance incident. We extend our deepest condolences to their families, colleagues and friends.
With respect to other safety parameters, Group performance was once again mixed, pointing to a need for continuing safety focus. Crown reported regressions in its Dressing Station Injury Frequency Rate (“DSIFR”), its Lost Time Injury
Frequency Rate (“LTIFR”) and its Reportable Injury Frequency Rate (“RIFR”). While Blyvoor’s LTIFR and RIFR improved, its
DSIFR deteriorated markedly. East Rand Proprietary Mines Limited (“ERPM”) recorded no lost time injuries or reportable injuries, and its DSIFR improved by 82%.
At Blyvoor, intensive safety cross-audits by mine overseers are yielding good results and ‘hot spot’ visits by representatives of management and unions are continuing. Hazard assessment audits are a focus at Crown and ERPM. Work on the
Group-wide behaviour-based safety initiative, briefly suspended during the Section 189A process at Blyvoor, has been resumed, and a number of mini safety campaigns are running concurrently across all of the operations.
All drilling machines have now been muffled and all fans silenced at Blyvoor. Installation of wet scrubbers at tips will begin on completion of the necessary research.
A total of R9.2 million was spent by the Group on environmental management and rehabilitation during the quarter.
Production
Total gold production was 4% higher in the quarter at 59 866oz, reflecting continued production build-up at ErgoGold and higher production from Crown and the Blyvoor surface operation. Total surface gold production rose by 12% to
43 501oz, 73% of the quarter’s total gold production, while underground gold production declined by 11% to 16 365oz.
Financial
Total revenue for the quarter rose by 12% to R499.6 million, a consequence of improved gold production and a
12% increase in the average Rand gold price received to R268 302/kg. After accounting for total cash operating costs – 4% lower at R416.5 million, operating profit was R87.4 million compared with the previous quarter’s R4.2 million loss. Net profit was R6.4 million compared with the previous quarter’s net loss of R63.3 million.
Blyvoor judicial management
We decided to place Blyvoor under judicial management, because of a combination of lower grades caused by seismic events knocking out a number of high grade panels and the effect of the lower gold price on Blyvoor’s profitability. An improvement in yield and the R80 million facility set up by Aurora Empowerment Systems (Pty) Limited (“Aurora”)
(referred to below) may enable us to lift Blyvoor from judicial management.
Forward looking statements
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended
30 June 2009, which we filed with the United States Securities and Exchange Commission on 27 November 2009 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

DRDGOLD LIMITED Shareholder Report 2009
Detailed operational review
Blyvoor
Surface gold production for the quarter rose by 15% to 8 681oz but underground gold production was 11% lower at
16 365oz, resulting in a 4% drop in total gold production to 25 046oz.
Lower underground production was a consequence both of a 6% drop in underground throughput to 137 000t and a 6% drop in underground average yield to 3.72g/t. Lower throughput reflects the continued impact of the wage strike and of the Section 189A restructuring process into October 2009. Yield continued to be lower as the underground operations still recover from the seismic damage incurred in June 2009.
Surface throughput was 13% lower at 702 000t, reflecting the continued impact of suspended uneconomic rock dump recovery, electrical storms in October and November causing disruption to slimes recovery and to suspension of the reef-picking project during the strike. The average surface yield, however, was 31% higher at 0.38g/t due mainly to increased recovery of higher-grade material from the lower portions of the slimes dams.
Total cash operating costs were 13% lower at R197.1 million and total cash operating unit costs 10% lower at
R253 078/kg. This was mainly as a consequence of the lower summer-month power tariff applicable and of lower employment costs incurred following restructuring. While underground cash operating unit costs were only slightly lower at R344 990/kg, surface cash operating unit costs were 36% down at R79 807/kg. A cash operating profit of R12.6 million was recorded compared with the previous quarter’s R34.8 million loss, a consequence of lower costs and a higher average
Rand gold price received.
Capital expenditure was 30% lower at R17.5 million. This was due both to there being no opening up and development during the strike and to strict management of costs as part of the judicial management process.
Mining at the Way Ahead Project (“WAP”) continued to average 1 400m
2
per month and is on track to reach the targeted
2 500m
2
per month by the end of the June 2010 quarter.
Crown
Gold production rose by 2% to 19 451oz, a 5% increase in the average yield to 0.43g/t compensating for a 3% decline in throughput to 1 393 000t. The higher yield resulted from the continuing clean-up of various tailings footprints, while the lower throughput was mainly the consequence of necessary plant maintenance in the aftermath of the wage strike.
Total cash operating costs were 5% higher at R123.1 million and cash operating unit costs 3% higher at R203 519/kg.
This was due mainly to the 8% wage increase effective from 1 October 2009. Cash operating profit was 23% higher at R38.6 million due to higher gold production and a higher Rand gold price received.
Capital expenditure was 32% lower at R3.4 million, reflecting completion of the latest cycle of tailings deposition site maintenance.
ERPM
Gold production was 16% lower at 5 916oz due to a 21% decline in throughput, the effect of which was not offset by a 7% increase in the average yield to 0.48g/t resulting from the continued advance of the recovery process into the higher-grade northern part of the Cason Dump.
While total cash operating costs were 11% lower at R30.5 million, cash operating unit costs rose by 5% to R165 957/kg due mainly to lower gold production. Cash operating profit was 26% lower at R18.6 million, also due to lower gold production.
ErgoGold
Gold production rose by more than 80% to 9 453oz, reflecting a 34% build up in throughput to 3 124 000t and a 29% improvement in the average yield to 0.09g/t.
Total cash operating costs rose by 20% to R65.6 million but cash operating unit costs were 33% lower at
R223 224/kg, reflecting the increase in gold production. A cash operating profit of R13.3 million was recorded compared with the previous quarter’s R10.6 million loss, a consequence of higher gold production, lower costs and a higher Rand gold price received.
Capital expenditure was 70% lower at R10.1 million as construction of Phase 1 infrastructure approaches completion.

DRDGOLD LIMITED Shareholder Report 2009
The pilot plant constructed to help determine the optimal blend of material from the Elsburg Tailings Complex (“ETC”)
and the L29 dump performed well during the quarter. Analysis of the pilot plant’s performance, together with additional flexibility resulting from additional booster pumps on the first ETC line and the commissioning of the second
ETC line by the end of the March 2010 quarter, is expected to accelerate progress towards Phase 1’s targeted steady state of 1.2Mt a month with a head grade of 0.32g/t. Improved yield should result as a consequence of an increase in volumes from Elsburg.
Exploration and prospecting
Blyvoor
Underground diamond drilling totalled 603.1m, with prospect holes drilled at 41-18, 33-m32, 38-21 and 15-56.
Cover holes were drilled at 38-27, 38-21 and 41-18. The prospect hole at 33-m32 intersected Main Reef and assayed at 784cmg/t. The other prospect holes are ongoing. Reconnaissance visits were made to the Carbon Leader areas at
No 5 Shaft. Normal stope face sampling and geological mapping is ongoing.
Crown and Ergo
The Top Star boundary with Park Central township was drilled for the planning of the embankments and also to understand the extent of the slime that will form part of the embankments along the top road. All other drilling was directed at short- and medium-term grade control.
Corporate activity
It has been a busy quarter in terms of corporate activity, our primary objectives being to ease Blyvoor’s immediate financial stress and to strengthen our balance sheet so we can continue to advance our strategic shift towards recovery of gold from lower-risk, lower-cost, higher-margin surface retreatment and to contemplate cautious, well-considered growth when the time and opportunities are right.
As previously reported, we reached agreement with Aurora Empowerment Systems (Pty) Limited (“Aurora”) for Aurora to
acquire 60% of Blyvoor for R296 million, and to provide an R80 million loan facility to Blyvoor.
Agreement was also reached for Aurora to acquire the ERPM plant for R20 million. Aurora has paid R5 million toward the purchase consideration and will allow DRDGOLD to conduct a feasibility study on the extensive Grootvlei and Marievale tailings dams near Ergo, after which DRDGOLD may elect to either receive the balance of the purchase price in cash or establish a 10 year exclusive option to treat the aforementioned tailings dams.
Also, agreement was reached with Mintails for the DRDGOLD Group to acquire Mintails’ 50% in Ergo Mining (Pty) Limited
(“the Ergo Joint Venture”) for R82 million, giving us full access to Ergo’s Brakpan plant and thus capacity to double throughput for gold recovery, as well as full exposure to future uranium and sulphuric acid potential.
Looking ahead
The Rand’s strong trending continued during the quarter and is showing little sign of softening against the major currencies.
For the near term, our focus will therefore remain much of the same - reducing our risk exposure, controlling costs and managing margins.
A primary focus will be Ergo: commissioning the second feeder line from ETC and continuing our push for steady state at the Brakpan plant; and now, with the acquisition of the balance of the Ergo Joint Venture, developing the synergies between Crown and Ergo. We will also continue to contribute towards stabilising Blyvoor’s underground operation, while retaining an option on its attractive surface retreatment potential.
With an eye to future growth, we are looking to make an initial, modest investment to establish – in collaboration with a local partner – a prospecting project in Zimbabwe’s considerable greenstone gold mining belt. We will keep shareholders informed of our first, cautious steps in this regard.
Niël Pretorius
Chief Executive Officer
11 February 2010

DRDGOLD LIMITED Shareholder Report 2009
STATEMENT OF COMPREHENSIVE INCOME
Quarter
Quarter
Quarter
6 months to
6 months to
6 months to
Dec 2009
Sep 2009 Dec 2008 31 Dec 2009 30 Jun 2009 31 Dec 2008
Rm
Rm Rm
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Gold and silver revenue 499.6 445.2 476.8 944.8 957.2 953.5
Net operating costs (412.2) (449.4) (382.5) (861.6) (826.0) (802.0)
Cash operating costs (416.5) (434.2) (406.9) (850.7) (811.6) (823.4)
Movement in gold in process 4.3 (15.2) 24.4 (10.9) (14.4) 21.4
Operating profit/(loss) 87.4 (4.2) 94.3 83.2 131.2 151.5
Depreciation (45.2) (42.7) (17.1) (87.9) (65.1) (34.1)
Movement in provision for environmental rehabilitation 0.1 (8.4) (9.0) (8.3) 1.6 (21.1)
Retrenchment costs (18.1) (1.2) (34.4) (19.3) 0.4 (35.3)
Gross profit/(loss) from operating activities 24.2 (56.5) 33.8 (32.3) 68.1 61.0
Impairments – – (4.8) – (22.7) (52.4)
Administration expenses and general costs (24.2) (46.3) (35.5) (70.5) (93.9) (44.4)
Share-based payments (1.6) (0.7) (3.1) (2.3) (3.7) (4.2)
Financial liabilities measured at amortised cost – – 39.8 – (3.1) 47.1
Recognition of goodwill on purchase of subsidiary – – – – 53.0 –
Profit/(loss) on sale of assets and investments 0.5 1.2 10.2 1.7 (0.3) 8.6
Finance income 6.1 8.4 25.7 14.5 23.9 58.6
Finance expenses and unwinding of provisions (4.9) (3.1) (3.1) (8.0) (7.5) (5.8)
Profit/(loss) before taxation 0.1 (97.0) 63.0 (96.9) 13.8 68.5
Income tax (7.7) (6.8) (8.6) (14.5) (22.0) (24.2)
Deferred tax 14.0 40.5 (21.0) 54.5 94.3 (19.7)
Net profit/(loss) for the period 6.4 (63.3) 33.4 (56.9) 86.1 24.6
Attributable to:
Equity owners of the parent 5.4 (48.4) 54.7 (43.0) 71.3 57.8
Non-controlling interest 1.0 (14.9) (21.3) (13.9) 14.8 (33.2)
6.4 (63.3) 33.4 (56.9) 86.1 24.6
Other comprehensive income
Foreign exchange translation 0.1 0.2 7.8 0.3 11.1 (11.7)
Purchase of subsidiaries and other – – – – 192.9 –
Mark-to-market of available-for-sale investments – – – – (1.1) –
Total comprehensive income/(loss) for the period 6.5 (63.1) 41.2 (56.6) 289.0 12.9
Attributable to:
Equity owners of the parent 5.5 (48.2) 62.5 (42.7) 214.5 46.1
Non-controlling interest 1.0 (14.9) (21.3) (13.9) 74.5 (33.2)
6.5 (63.1) 41.2 (56.6) 289.0 12.9
Reconciliation of headline profit/(loss)
Net profit/(loss) 5.4 (48.4) 54.7 (43.0) 71.3 57.8
Adjusted for:
- Impairments – – 4.8 – 22.7 52.4
- Goodwill on purchase of subsidiary – – – – (53.0) –
- (Profit)/loss on sale of assets and investments (0.5) (1.2) (9.8) (1.7) 0.3 (8.6)
- Non-controlling share of headline earnings adjustment 0.5 – 1.4 0.5 (4.5) (11.0)
Headline profit/(loss) 5.4 (49.6) 51.1 (44.2) 36.8 90.6
Headline earnings/(loss) per share-cents 1.4 (13.1) 13.6 (11.7) 9.8 24.1
Basic earnings/(loss) per share-cents 1.4 (12.8) 14.5 (11.3) 18.9 15.3
Diluted headline earnings/(loss) per share-cents 1.4 (13.1) 13.6 (11.7) 9.8 24.1
Diluted basic earnings/(loss) per share-cents 1.4 (12.8) 14.5 (11.3) 18.9 15.3
Calculated on the weighted average ordinary shares
issued of: 380 448 068 378 020 712 376 598 733 379 234 390 376 990 295 376 586 057
The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the
requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009.

DRDGOLD LIMITED Shareholder Report 2009
STATEMENT OF FINANCIAL POSITION
As at
As at
As at
As at
31 Dec 2009 30 Sep 2009 30 Jun 2009 31 Dec 2008
Rm Rm Rm Rm
Unaudited Unaudited Audited Audited
Assets
Property, plant and equipment
1 744.7 1 759.1 1 737.5 891.2
Non-current investments and other assets 43.0 43.0 43.0 64.8
Environmental rehabilitation trust funds 138.2 134.2 129.7 120.7
Deferred tax asset 200.5 184.9 165.1 61.8
Current assets 401.9 458.8 550.5 944.9
Inventories 98.4 90.1 93.9 97.4
Trade and other receivables 125.7 119.4 88.0 223.5
Cash and cash equivalents 162.8 234.3 353.6 609.0
Assets classified as held for sale 15.0 15.0 15.0 15.0
Total assets 2 528.3 2 580.0 2 625.8 2 083.4
Equity and liabilities
Equity
1 525.9 1 502.5 1 584.0 1 285.4
Equity of the owners of the parent 1 437.3 1 414.9 1 481.5 1 257.4
Non-controlling interest 88.6 87.6 102.5 28.0
Long-term liabilities 65.1 65.1 65.1 93.8
Post-retirement and other employee benefits 46.3 45.0 43.6 24.1
Provision for environmental rehabilitation 426.5 423.4 412.5 405.7
Deferred tax liability 175.5 173.7 194.6 –
Current liabilities 289.0 370.3 326.0 274.4
Trade and other payables 289.0 322.3 323.9 262.2
Short-term liabilities – 48.0 2.1 12.2
Total equity and liabilities 2 528.3 2 580.0 2 625.8 2 083.4
STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter
Quarter
6 months to
6 months to
6 months to
Dec 2009 Sep 2009 Dec 2008 31 Dec 2009 30 Jun 2009 31 Dec 2008
Rm Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Balance at the beginning of the period 1 502.5 1 584.0 1 240.7 1 584.0 1 285.4 1 305.5
Share capital issued 15.3 (0.1) 0.4 15.2 5.9 0.4
- for acquisition finance and cash 15.5 – – 15.5 – –
- for share options exercised 0.5 0.4 0.4 0.9 6.3 0.4
- for costs (0.7) (0.5) – (1.2) (0.4) –
Increase in share-based payment reserve 1.6 0.7 3.1 2.3 3.7 4.2
Net profit/(loss) attributed to owners of the parent 5.4 (48.4) 54.7 (43.0) 71.3 57.8
Net profit/(loss) attributed to non-controlling interest 1.0 (14.9) (21.3) (13.9) 14.8 (33.2)
Dividends declared – (19.0) – (19.0) – (37.6)
Increase in non-controlling interest – – – – 59.7 –
Other comprehensive income 0.1 0.2 7.8 0.3 143.2 (11.7)
Balance as at the end of the period 1 525.9 1 502.5 1 285.4 1 525.9 1 584.0 1 285.4
STATEMENT OF CASH FLOWS
Quarter
Quarter
Quarter
6 months to
6 months to
6 months to
Dec 2009 Sep 2009 Dec 2008 31 Dec 2009 30 Jun 2009 31 Dec 2008
Rm Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Net cash (out)/inflow from operations (7.2) (101.6) 29.5 (108.8) 153.6 54.8
Net cash (out)/inflow from investing activities (30.9) (64.2) (81.6) (95.1) (465.3) (128.0)
Net cash (out)/inflow from financing activities (33.0) 45.9 (149.5) 12.9 66.3 (152.1)
Decrease in cash and cash equivalents (71.1) (119.9) (201.6) (191.0) (245.4) (225.3)
Translation adjustment (0.4) 0.6 1.6 0.2 (10.0) (11.8)
Opening cash and cash equivalents 234.3 353.6 809.0 353.6 609.0 846.1
Closing cash and cash equivalents 162.8 234.3 609.0 162.8 353.6 609.0
Reconciliation of net cash (out)/inflow from operations
Profit/(loss) before taxation
0.1 (97.0) 63.0 (96.9) 13.8 68.5
Adjusted for:
Movement in gold in process (4.3) 15.2 (24.4) 10.9 14.4 (21.4)
Depreciation and impairment 45.2 42.7 21.9 87.9 87.8 86.5
Movement in provision for environmental rehabilitation (0.1) 8.4 9.0 8.3 (1.6) 21.1
Share-based payments 1.6 0.7 3.1 2.3 3.7 4.2

DRDGOLD LIMITED Shareholder Report 2009
STATEMENT OF CASH FLOWS (CONTINUED)
Quarter
Quarter
Quarter
6 months to
6 months to
6 months to
Dec 2009 Sep 2009 Dec 2008 31 Dec 2009 30 Jun 2009 31 Dec 2008
Rm Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Adjusted for:
(Profit)/loss on derivative financial instruments – – (39.8) – 3.1 (47.1)
(Profit)/loss on sale of assets and investments (0.5) (1.2) (10.2) (1.7) 0.3 (8.6)
Recognition of goodwill on purchase of subsidiary – – – – (53.0) –
Finance expense and unwinding of provisions 3.1 2.5 (1.8) 5.6 6.4 (3.4)
Growth in Environmental Trust Funds (2.3) (2.4) (3.3) (4.7) (6.1) (6.8)
Other non-cash items 0.5 5.0 1.8 5.5 46.8 2.7
Taxation paid (12.1) – (24.9) (12.1) (22.0) (24.9)
Working capital changes (38.4) (75.5) 35.1 (113.9) 60.0 (16.0)
Net cash (out)/inflow from operations (7.2) (101.6) 29.5 (108.8) 153.6 54.8
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)
Total
Metric Blyvoor Crown ERPM ErgoGold* Operations
Ore milled (t'000) Underground Dec 09 Qtr 137 – – – 137
Sep 09 Qtr 145 – – – 145
Dec 09 Ytd 282 – – – 282
Surface Dec 09 Qtr 702 1 393 386 3 124 5 605
Sep 09 Qtr 810 1 440 487 2 324 5 061
Dec 09 Ytd 1 512 2 833 873 5 448 10 666
Total Dec 09 Qtr 839 1 393 386 3 124 5 742
Sep 09 Qtr 955 1 440 487 2 324 5 206
Dec 09 Ytd 1 794 2 833 873 5 448 10 948
Yield (g/t) Underground Dec 09 Qtr 3.72 – – – 3.72
Sep 09 Qtr 3.95 – – – 3.95
Dec 09 Ytd 3.84 – – – 3.84
Surface Dec 09 Qtr 0.38 0.43 0.48 0.09 0.24
Sep 09 Qtr 0.29 0.41 0.45 0.07 0.24
Dec 09 Ytd 0.33 0.42 0.46 0.08 0.24
Total Dec 09 Qtr 0.93 0.43 0.48 0.09 0.32
Sep 09 Qtr 0.85 0.41 0.45 0.07 0.34
Dec 09 Ytd 0.88 0.42 0.46 0.08 0.33
Gold produced (kg) Underground Dec 09 Qtr 509 – – – 509
Sep 09 Qtr 573 – – – 573
Dec 09 Ytd 1 082 – – – 1 082
Surface Dec 09 Qtr 270 605 184 294 1 353
Sep 09 Qtr 235 593 218 163 1 209
Dec 09 Ytd 505 1 198 402 457 2 562
Total Dec 09 Qtr 779 605 184 294 1 862
Sep 09 Qtr 808 593 218 163 1 782
Dec 09 Ytd 1 587 1 198 402 457 3 644
Cash operating costs Underground Dec 09 Qtr 344 990 – – – 344 990
(ZAR per kg) Sep 09 Qtr 346 068 – – – 346 068
Dec 09 Ytd 345 561 – – – 345 561
Surface Dec 09 Qtr 79 807 203 519 165 957 223 224 178 005
Sep 09 Qtr 125 034 198 339 157 862 334 571 195 159
Dec 09 Ytd 100 853 200 955 161 567 262 932 186 100
Total Dec 09 Qtr 253 078 203 519 165 957 223 224 223 653
Sep 09 Qtr 281 782 198 339 157 862 334 571 243 684
Dec 09 Ytd 267 693 200 955 161 567 262 939 233 448
Cash operating costs Underground Dec 09 Qtr 1 282 – – – 1 282
(ZAR per tonne) Sep 09 Qtr 1 368 – – – 1 368
Dec 09 Ytd 1 326 – – – 1 326
Surface Dec 09 Qtr 31 88 79 21 43
Sep 09 Qtr 36 82 71 23 47
Dec 09 Ytd 34 85 74 22 45
Total Dec 09 Qtr 235 88 79 21 73
Sep 09 Qtr 238 82 71 23 83
Dec 09 Ytd 237 85 74 22 78
Gold and silver revenue Dec 09 Qtr 209.7 161.7 49.1 79.1 499.6
(ZAR million) Sep 09 Qtr 192.9 149.1 59.4 43.8 445.2
Dec 09 Ytd 402.6 310.8 108.5 122.9 944.8
Cash operating profit/(loss) (ZAR million) Dec 09 Qtr 12.6 38.6 18.6 13.3 83.1
Sep 09 Qtr (34.8) 31.4 25.0 (10.6) 11.0
Dec 09 Ytd (22.2) 70.0 43.6 2.7 94.1
Capital expenditure (ZAR million) Dec 09 Qtr 17.5 3.4 – 10.1 31.0
Sep 09 Qtr 25.1 5.0 – 34.1 64.2
Dec 09 Ytd 42.6 8.4 – 44.2 95.2

DRDGOLD LIMITED Shareholder Report 2009
Directors – (* British) (** American)
For further information, contact Niël Pretorius at:
Tel:          +27 (0)11 219 8700
Fax:         +27 (0)11 476 2637
Web         www.drdgold.co.za
Ebsco House 4 • 299 Pendoring Avenue • Blackheath • Randburg • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk**
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker
Company secretary:
TJ Gwebu
Russell and Associates 3186/10
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED) (CONTINUED)
Total
Imperial
Blyvoor
Crown
ERPM
ErgoGold*
Operations
Gold produced (oz)
Underground
Dec 09 Qtr
16 365
–
–
–
16 365
Sep 09 Qtr
18 422
–
–
–
18 422
Dec 09 Ytd
34 787
–
–
–
34 787
Surface
Dec 09 Qtr
8 681
19 451
5 916
9 453
43 501
Sep 09 Qtr
7 556
19 065
7 009
5 240
38 870
Dec 09 Ytd
16 237
38 516
12 925
14 693
82 371
Total
Dec 09 Qtr
25 046
19 451
5 916
9 453
59 866
Sep 09 Qtr
25 978
19 065
7 009
5 240
57 292
Dec 09 Ytd
51 024
38 516
12 925
14 693
117 158
Cash operating costs
Underground
Dec 09 Qtr
1 429
–
–
–
1 429
(US$ per oz)
Sep 09 Qtr
1 375
–
–
–
1 375
Dec 09 Ytd
1 401
–
–
–
1 401
Surface
Dec 09 Qtr
332
840
686
919
735
Sep 09 Qtr
497
788
627
1 330
776
Dec 09 Ytd
409
814
654
1 066
754
Total
Dec 09 Qtr
1 049
840
686
919
925
Sep 09 Qtr
1 120
788
627
1 330
968
Dec 09 Ytd
1 085
814
654
1 066
946
Gold and silver revenue (US$ million)
Dec 09 Qtr
27.8
21.5
6.5
10.4
66.2
Sep 09 Qtr
24.7
19.0
7.6
5.6
56.9
Dec 09 Ytd
52.5
40.5
14.1
16.0
123.1
Cash operating profit/(loss) (US$ million)
Dec 09 Qtr
1.5
5.1
2.4
1.8
10.8
Sep 09 Qtr
(4.4)
4.0
3.2
(1.4)
1.4
Dec 09 Ytd
(2.9)
9.1
5.6
0.4
12.2
Capital expenditure (US$ million)
Dec 09 Qtr
2.3
0.5
–
1.4
4.2
Sep 09 Qtr
3.2
0.6
–
4.4
8.2
Dec 09 Ytd
5.5
1.1
–
5.8
12.4
CASH OPERATING COSTS RECONCILIATION
Total
R’000 unless otherwise stated
Blyvoor
Crown
ERPM
ErgoGold*
Operations
Total cash costs
Dec 09 Qtr
208 677
136 346
49 837
69 124
463 984
Sep 09 Qtr
238 485
129 195
69 166
62 171
499 017
Dec 09 Ytd
447 162
265 541
119 003
131 295
962 001
Movement in gold in process
Dec 09 Qtr
7 515
(1 754)
(132)
(1 303)
4 326
Sep 09 Qtr
(2 951)
(546)
(6 646)
(5 046)
(15 189)
Dec 09 Ytd
4 564
(2 300)
(6 778)
(6 349)
(10 863)
Less: Production taxes,
Dec 09 Qtr
2 484
7 059
10 922
1 894
22 359
rehabilitation and other
Sep 09 Qtr
2 574
6 631
23 465
2 290
34 960
Dec 09 Ytd
5 058
13 690
34 387
4 184
57 319
Less: Retrenchment costs
Dec 09 Qtr
11 221
–
3 592
–
14 813
Sep 09 Qtr
447
–
–
–
447
Dec 09 Ytd
11 668
–
3 592
–
15 260
Less: Corporate and general
Dec 09 Qtr
5 339
4 404
4 655
299
14 697
administration costs
Sep 09 Qtr
4 833
4 403
4 641
300
14 177
Dec 09 Ytd
10 172
8 807
9 296
599
28 874
Cash operating costs
Dec 09 Qtr
197 148
123 129
30 536
65 628
416 441
Sep 09 Qtr
227 680
117 615
34 414
54 535
434 244
Dec 09 Ytd
424 828
240 744
64 950
120 163
850 685
Gold produced
Dec 09 Qtr
779
605
184
294
1 862
Sep 09 Qtr
808
593
218
163
1 782
Dec 09 Ytd
1 587
1 198
402
457
3 644
Total cash operating costs - R/kg
Dec 09 Qtr
253 078
203 519
165 957
223 224
223 653
Sep 09 Qtr
281 782
198 339
157 862
334 571
243 684
Dec 09 Ytd
267 693
200 955
161 567
262 939
233 448
Total cash operating costs - US$/oz
Dec 09 Qtr
1 049
840
686
919
925
Sep 09 Qtr
1 120
788
627
1 330
968
Dec 09 Ytd
1 085
814
654
1 066
946
* ErgoGold represents DRDGold’s 100% share in the Elsburg Joint Venture and 50% in the Ergo Joint Venture.